UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On February 13, 2026, Lucia Tamarit resigned from her position as Chief Financial Officer of Turbo Energy, S.A. (the “Company”), effective the same date, in order to pursue other career opportunities. Ms. Tamarit’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On February 17, 2026, the Board of Directors of the Company (the “Board”) appointed Mariano Soria, the Company’s Chief Executive Officer and a member of its Board, to serve as Interim Chief Financial Officer, effective immediately. Mr. Soria will serve as Interim Chief Financial Officer until a new Chief Financial Officer is identified and appointed by the Board.

Mr. Soria, age 52, has served as Chief Executive Officer of the Company since December 2023 and as a member of the Board of Directors since 2023. There are no arrangements or understandings between Mr. Soria and any other persons pursuant to which he was appointed as Interim Chief Financial Officer. There are no related party transactions between Mr. Soria and the Company that would require disclosure pursuant to Item 7.B of Form 20-F.

The Board acknowledged the inherent conflict of interest arising from Mr. Soria’s appointment to an additional executive office, and Mr. Soria abstained from voting on the matter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: February 18, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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